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                         EXHIBIT 28



Contact:

Thomas L. Lavelle
Manager, Media Relations
(401) 278-3003

             Fleet Financial Group Offers To Buy
        Remaining Public Shares Of Fleet Mortgage Group
                       For $20 Per share


      Offer Contingent On Support By Public Shareholders


    Providence, Rhode Island, December 28, 1994: Fleet Financial Group announced today that it has made a merger proposal to acquire all remaining outstanding shares not owned by Fleet of Fleet Mortgage Group for $20 per share in cash. Fleet Financial currently owns approximately 81% of Fleet Mortgage with the balance of the shares largely held by money managers and other financial institutions. The aggregate amount of the transaction would be approximately $190 million.

    It is expected that the merger proposal will be considered at a meeting of Fleet Mortgage's Board of Directors to be held in the near future. Fleet Financial stated that it believes that the proposed transaction, which represents a substantial premium over recent market prices, is a fair and attractive transaction for Fleet Mortgage shareholders.

    The Fleet Financial merger proposal is subject, among other things, to Fleet Mortgage Board approval, a majority of Fleet Mortgage's public shareholders indicating support for the transaction and other customary conditions for transactions of this nature.

    Fleet believes the transaction is appropriate at this time because of recent regulatory and accounting changes, industry earnings and share price performance and volatility, and Fleet Financial's recent reengineering program. The acquisition of the shares is not expected to be dilutive to Fleet Financial's 1995 earnings.

    Fleet Financial Group is a $47-billion diversified financial services company listed on the New York Stock
Exchange (NYSE-FLT) with approximately 1,200 offices nationwide. Its lines of business include commercial and consumer banking, mortgage banking, consumer finance, asset-based lending, equipment leasing, investment management, and student loan processing.